(Formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the six months ended October 31, 2021

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Financial Position
Expressed in Canadian dollars - unaudited

As at	Note	October 31, 2021	April 30, 2021
		$	$
ASSETS
Current assets
Cash and cash equivalents		49,874,662	19,398,272
Tax receivables		7,203,001	1,344,511
Other receivables		408,727	6,846
Prepaid expenses		1,010,457	116,136

Total current assets		58,496,847	20,865,765

Property, plant and equipment	4	163,170	101,337
Exploration and evaluation assets	5	88,005,868	18,508,268
Total assets		146,665,885	39,475,370

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	957,260	1,290,721

Total liabilities		957,260	1,290,721

SHAREHOLDERS' EQUITY
Share capital	6	156,833,743	45,962,344
Reserves	6	19,039,811	8,148,730
Share to be issued	6	199,556	308,594
Accoumulated other Comprehensive loss		(559,347)	5,476
Deficit	2	(29,805,138)	(16,240,495)

Total shareholders' equity		145,708,625	38,184,649
Total liabilities and shareholders' equity		146,665,885	39,475,370

Note 1 - Nature of operations and going concern

Note 8 - Subsequent events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 2

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars - unaudited

		Three Months	Three Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
	Note	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
General and administrative expenses
Amortization	4	$11,825	$812	$27,424	$4,174
Consulting fees		63,017	246,369	148,740	406,713
Directors fees	7	90,000	33,750	180,000	67,500
Exploration investigation		(96,813)	28,743	(6,687)	28,743
Foreign exchange (gain)/loss		(123,594)	(146,177)	(140,795)	120,059
Management fees	7	293,507	161,667	381,007	161,667
Marketing		1,215,942	637,450	1,816,226	1,128,256
Office and miscellaneous	7	461,999	136,403	785,946	208,117
Professional fees		(48,688)	149,667	201,789	206,644
Share based compensation	6e	3,832,373	2,989,387	7,296,417	3,957,487
Transaction costs	2	1,122,356	-	1,122,356	-
Transfer agent and filing		41,539	45,397	166,929	55,365
Travel and promotion		132,724	36,281	182,754	36,281
		6,996,187	4,319,749	12,162,106	6,381,006

Other Income
Interest income		(40,182)	-	(91,261)	-
Net loss		$(6,956,005)	(4,319,749)	(12,070,845)	(6,381,006)
Other Comprehensive (Gain) Loss
Items that will be reclassified subsequently to gain
Translation gain on foreign operations		(525,102)	-	(564,823)	-
Net loss and comprehensive loss		$(7,481,107)	$(4,319,749)	$(12,635,668)	$(6,381,006)
Basic and diluted loss per share		$(0.05)	$(0.05)	$(0.09)	$(0.08)

Weighted average number of common shares
Basic and diluted		140,166,189	90,233,519	128,494,841	75,251,631

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 3

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Cash Flows
Expressed in Canadian dollars - unaudited

	Six months	Six months
	ended	ended
	October 31, 2021	October 31, 2020
	$	$
Operating activities
Net loss for the period	(12,070,845)	(6,381,006)
Items not affecting cash:
Amortization	27,424	4,174
Foreign exchange loss	30,678	-
Share-based compensation	7,296,417	3,957,487

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(249,724)	5,503
Due to/from related parties	(83,737)	35,403
Taxes receivable	(5,858,490)	(542,521)
Other receivable	(401,881)	-
Prepaid expenses	(894,321)	(695,433)

Net cash flows used in operating activities	(12,204,479)	(3,616,393)

Investing activities
Purchase of exploration and evaluation assets	(17,764,259)	-
Exploration and evaluation expenditures	(9,651,958)	(3,626,521)
Purchase of equipment	(89,257)	(19,273)

Net cash flows used in investing activities	(27,505,474)	(3,645,794)

Financing activities
Cash proceeds of common shares issued net of issuance costs	68,857,632	34,071,868
Issuance of common shares - option exercise	449,020	-
Issuance of common shares - warrants exercise	1,386,911	-
Subscriptions receivable	57,603	-

Net cash flows provided by financing activities	70,751,166	34,071,868

Effect of foreign exchange	(564,823)	-

Increase in cash and cash equivalents	31,041,213	26,809,681

Cash and cash equivalents, beginning of period	19,398,272	2,583,910

Cash and cash equivalents, end of period	49,874,662	29,393,591

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 4

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

	Common shares
					Other
	Number	Amount	Reserves	Share to be issued	comprehensive	Deficit	Total
					income (loss)
		$	$	$	$	$	$

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	-	(5,141,223)	9,496,766

Shares issued pursuant to private placement and prospectus	27,035,500	35,072,785	-	-	-	-	35,072,785
Shares issued pursuant to exercise of warrants and options	5,164,870	1,512,248	-	-	-	-	1,512,248
Share issuance costs - cash	-	(2,513,165)	-	-	-	-	(2,513,165)
Share issuance costs - finders warrants	-	(1,360,087)	1,360,087	-	-	-	-
Stock based compensation	-	-	3,957,487	-	-	-	3,957,487
Net loss for the period	-	-	-	-	-	(6,381,006)	(6,381,006)

Balance, October 31, 2020	91,095,718	44,914,277	7,444,473	308,594	-	(11,522,229)	41,145,115

Shares issued pursuant to exercise of warrants and options	2,944,518	1,023,402	-	-	-	-	1,023,402
Shares issued for services	28,508	41,468	-	-	-	-	41,468
Share issuance costs - cash	-	(16,803)	-	-	-	-	(16,803)
Stock based compensation	-	-	704,257	-	-	-	704,257
Net loss and comprehensive loss for the period	-	-	-	-	5,476	(4,718,266)	(4,712,790)

Balance, April 30, 2021	94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649

Shares issued pursuant to private placement and prospectus	29,290,000	71,152,150	2,072,850	-	-	-	73,225,000
Shares issued for property	17,940,574	43,772,500	-	-	-	-	43,772,500
Shares issued pursuant to exercise of warrants and options	6,602,028	1,835,931	-	-	-	-	1,835,931
Subscription receivable	-	-	-	57,603	-	-	57,603
Share issuance costs - cash	-	(4,367,368)	-	-	-	-	(4,367,368)
Share issuance costs - finders warrants	-	(1,521,814)	1,521,814	-	-	-	-
Stock based compensation	-	-	7,296,417	-	-	-	7,296,417
Contingent consideration adjustment	-	-	-	(166,641)	-	-	(166,641)
Transfer of exploration and evaluation assets pursuant to spin-out	-	-	-	-	-	(1,493,798)	(1,493,798)
Net loss and other comprehensive loss for the period	-	-	-	-	(564,823)	(12,070,845)	(12,635,668)

Balance, October 31, 2021	147,901,346	156,833,743	19,039,811	199,556	(559,347)	(29,805,138)	145,708,625

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 5

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

1. Nature and Continuance of Operations and Going Concern

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver").

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. Operations at the Panuco-Copala property could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco-Copala property is further suspended or delayed, it may have a material adverse impact on Vizsla's results of operations, financial condition and the trading price of its common shares. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

Page | 6

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

2. Plan of Arrangement

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 million working capital to Vizsla Copper as a transaction cost for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after completion of the Arrangement. See Note 6d.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

Under International Financial Reporting Standards, the Arrangement is considered to be a transaction between parties under common control and accordingly the value of the assets has been recorded for accounting purposes at its historical carrying cost of $1,493,798. Vizsla Copper had no assets, liabilities, profit or loss, or cash flow prior to the Arrangement. As such, the Company has not disclosed separately the impact of the discontinued operations of Vizsla Copper in these condensed consolidated interim financial statements.

Page | 7

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

3. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2021, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of December 29, 2021, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at October 31, 2021	Ownership interest as at April 30, 2021
Vizsla Copper Corp. (formerly Northbase Resources Inc.)	Exploring evaluating mineral properties	Canada	0%	100%

Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam SA DE CV	Exploring evaluating mineral properties	Mexico	100%	100%

Operaciones Canam Alpine SA DE CV	Exploring evaluating mineral properties	Mexico	100%	100%

Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Exploring evaluating mineral properties	Canada	100%	100%

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

b) Reclassification

Certain comparative numbers have been reclassified to reflect the current year presentation.

c) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

Page | 8

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

4. Property, Plant and Equipment

	Computer equipment	Office equipment	Mining equipment	Office improvements	Total

Cost
Balance - April 30, 2021	$14,463	$3,526	$66,830	$37,404	$122,223
Additions	6,131	17,499	54,959	11,415	90,004
Effect of change in exchange rate	(78)	(13)	(281)	(375)	(747)
Balance - October 31, 2021	$20,516	$21,012	$121,508	$48,444	$211,480

Accumulated depreciation
Balance - April 30, 2021	$5,338	$730	$14,818	$-	$20,886
Depreciation	4,311	2,317	12,612	8,275	27,515
Effect of change in exchange rate	(17)	(1)	(73)	-	(91)
Balance - October 31, 2021	$9,632	$3,046	$27,357	$8,275	$48,310

Carrying amounts
As at April 30, 2021	$9,125	$2,796	$52,012	$37,404	$101,337
As at October 31, 2021	$10,884	$17,966	$94,151	$40,169	$163,170

5. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	October 31,	April 30,
	2021	2021
Northbase Resources Inc. - Blueberry Property (a)	$-	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	88,005,868	17,030,882
Vizsla Copper Corp. - Carruthers Pass property (c)	-	20,000
	$88,005,868	$18,508,768

a) Northbase Resources Inc. - Blueberry Property

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held. NorthBase Resources Inc.'s name was changed to Vizsla Copper Corp. on April 23, 2021.

On September 20, 2021, the Company completed the Arrangement and transferred its 100% interest of the copper resource at the Blueberry Property to Vizsla Copper (note 2).

Page | 9

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

5. Exploration and Evaluation Assets (continued)

a) Northbase Resources Inc. - Blueberry Property (continued)

Cost related to the properties can be summarized as follows:

	Balance	Additions	Transfer to	Balance
	April 30, 2021		Vizsla Copper	October 31, 2021
Acquisition costs
Shares	$1,357,467	$-	$(1,357,467)	$-
	1,357,467	-	(1,357,467)	-

Exploration costs
Analysis	15,365	-	(15,365)	-
Equipment	13,800	-	(13,800)	-
Geophysical consulting	45,499	-	(45,499)	-
Project management	6,130	-	(6,130)	-
Travel, supplies and field expenses	19,625	-	(19,625)	-
Subtotal	100,419	-	(100,419)	-

Balance	$1,457,886	$-	$(1,457,886)	$-

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:	Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);
- Milestone event 2:	Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of October 31, 2021, the second milestone has not occurred.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020 to restructure the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

Page | 10

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

5. Exploration and Evaluation Assets (continued)

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Panuco - Copala Property

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 (paid) payable to Panuco upon signing of the Amending Agreement;

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued, Note 6(b)); and

• A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before December 31, 2021.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued, Note 6(b)).

Costs related to the properties can be summarized as follows:

Page | 11

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

5. Exploration and Evaluation Assets (continued)

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

	Balance April 30, 2021	Additions	Balance October 31, 2021
Acquisition costs
Cash	$1,012,761	$17,764,259	$18,777,020
Contingent consideration	308,595	(166,641)	141,954
Effective settlement of loans receivables	1,064,647	-	1,064,647
Shares	1,896,987	43,772,500	45,669,487
Transaction cost	125,190	-	125,190
Subtotal	$4,408,180	$61,370,118	$65,778,298

	Balance April 30, 2021	Additions	Balance October 31, 2021
Exploration costs
Analysis	$1,366,574	$964,007	$2,330,581
Depreciation	3,563	2,155	5,718
Drilling	5,971,422	5,251,584	11,223,006
Effect of change in exchange rate	(92,276)	(30,678)	(122,954)
Ejido Rights	80,901.00	102,510	183,411
Engineering consulting	-	107,691	107,691
Equipment	382,265	455,182	837,447
Field Cost	2,092,112	1,746,175	3,838,287
Geological Consulting	1,641,356	495,468	2,136,824
Maintenance	315,435	41,525	356,960
Rent of land	86,099	90,359	176,458
Travel and miscellaneous	774,751	379,390	1,154,141
Subtotal	$12,622,202	$9,605,368	$22,227,570

Total	$17,030,382	$70,975,486	$88,005,868

c) Carruthers Pass Property, British Columbia

On March 15, 2021, the Company announced entering into an option agreement with Cariboo Rose Resources to earn a 60% interest in the Carruthers Pass copper property. To earn 60% interest the Company has to make $400,000 of stage payments, issue $250,000 worth common shares and incur $3,000,000 worth exploration expenses on the property over period of five years.

The Company paid $20,000 as option payment during the year ended April 30, 2021. Following is a summary of the terms of exercising the option:

Milestone	Work	Option	Share Issuance
	Commitment	Payment
On signing (paid)	$-	$20,000	$-
12-month anniversary of signing	100,000	20,000	10,000
24-month anniversary of signing	300,000	40,000	35,000
36-month anniversary of signing	600,000	75,000	40,000
48-month anniversary of signing	1,000,000	110,000	75,000
60-month anniversary of signing	1,000,000	135,000	90,000

Total	$3,000,000	$400,000	$250,000

Page | 12

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

5. Exploration and Evaluation Assets (continued)

c) Carruthers Pass Property, British Columbia (continued)

On September 20, 2021, the Company completed the Arrangement and transferred its 100% interest of the copper resource at the Carruthers Pass Property to Vizsla Copper (note 2).

Costs related to the property can be summarized as follows:

	Balance April 30, 2021	Additions	Transfer to Vizsla Copper	Balance October 31, 2021

Acquisition costs
Cash	$20,000	-	$(20,000)	$-

Exploration costs
Geophysical consulting	-	15,912	(15,912)	-

Balance	$20,000	15,912	$(35,912)	-

6. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at October 31, 2021, 147,901,346 (April 30, 2021: 94,068,744) common shares with no par value were issued and outstanding.

During the six months ended October 31, 2021, the Company issued common shares of the Company (the "Shares") as follow:

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50. The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

Page | 13

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

6. Share Capital (continued)

b) Issued and Outstanding (continued)

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50. The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

On September 7, 2021, 6,245,902 common shares were issued to acquire the Panuco and 4,944,672 common shares were issued and US$9,500,000 were paid to acquire Copala. The Company issued John Mirko bonus shares of 6,500,000 and finder's fee of 250,000 per milestone event 1 of the Canam agreement (Note 5(b)).

During the period ended October 31, 2021, 5,496,028 warrants were exercised for proceeds of $1,386,911, and 1,106,000 options were exercised for proceeds of $449,020.

c) Escrow shares

As at October 31, 2021, the Company has 750,000 common shares held in escrow (April 30, 2021: 2,032,500).

d) Warrants

As at October 31, 2021, the Company has 33,484,333 warrants exercisable.

The following is a summary of warrant transactions for the six months ended October 31, 2021, and year ended April 30, 2021.

	October 31, 2021		April 30, 2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$
Warrants outstanding, beginning of the period	22,757,961	1.86	11,040,617	0.20
Issued	16,222,400	3.06	17,890,732	2.30
Exercised	(5,496,028)	(0.25)	(6,173,388)	(0.29)
Warrants outstanding, end of the period	33,484,333	2.65	22,757,961	1.86

The following warrants were outstanding and exercisable October 31, 2021:

Page | 14

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

6. Share Capital (continued)

d) Warrants (continued)

Expiry Date	*Exercise price	Number of warrants outstanding and exercisable
28-Nov-21	0.38	9,927
05-Dec-21	0.38	2,305
18-Dec-21	0.38	4,950
30-Jul-22	1.80	961,751
30-Jul-22	2.31	240,000
30-Jul-22	2.31	16,043,000
03-Dec-22	3.12	13,800,000
03-Dec-22	2.40	1,476,000
18-Dec-22	3.12	845,000
18-Dec-22	3.12	101,400
		33,484,333

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Warrants was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

Vizsla Silver is liable to issue shares pursuant to the Arrangement, whereby a holder exercises a Vizsla Silver warrant will be entitled to receive one new Vizsla Silver common share and 0.3333 of a Vizsla Copper common share. The exercise price of the Vizsla Silver warrants will remain the same; however, Vizsla Silver will need to compensate Vizsla Copper for each Vizsla Copper common share that is issued upon exercise of a Vizsla Silver warrant. During the period ended October 31, 2021, no Vizsla Silver warrant were exercised.

The fair value of the warrants granted was calculated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.43%
Expected Dividend Yield	-
Expected Volatility	100%- 103.90%
Expected Term in Years	1.5 years

During the six months ended October 31, 2021, the Company recorded fair value of $1,521,814 (April 30, 2021 - $1,360,087) against reserves.

Page | 15

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

6. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the six months ended October 31, 2021, and year ended April 30, 2021, is as follows:

	October 31, 2021		April 30, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, beginning of the period	9,090,000	1.07	5,343,000	0.35
Issued	6,674,000	2.24	5,838,000	1.51
Cancelled	-	-	(155,000)	1.67
Exercised	(1,106,000)	(0.39)	(1,936,000)	(0.39)
Options outstanding, end of the period	14,658,000	1.62	9,090,000	1.07
Options exercisable, end of the period	8,103,083	1.31	6,509,000	1.00

The following options were outstanding and exercisable as October 31, 2021:

Expiry date	Exercise price	Number of Options outstanding	Number of Options exercisable

27-Feb-29	*0.14	980,000	980,000
12-Jun-24	*0.16	486,000	486,000
24-Dec-24	*0.54	25,000	25,000
30-Dec-24	*0.66	1,025,000	1,025,000
07-Jan-25	*0.69	75,000	75,000
29-Jun-25	*0.76	1,305,000	971,250
06-Aug-25	*2.07	1,590,000	1,590,000
27-Aug-25	*1.69	75,000	75,000
01-Oct-25	*1.40	125,000	50,000
01-Dec-25	*1.40	100,000	25,000
12-Jan-26	*1.64	60,000	45,000
17-Feb-26	*1.44	2,138,000	1,069,000
22-Jun-26	*2.22	4,150,000	1,037,500
12-Jul-21	*2.34	220,000	73,333
27-Jul-26	*2.34	139,000	34,750
24-Sep-26	2.25	2,165,000	541,250
		14,658,000	8,103,083

Page | 16

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

6. Share Capital (continued)

e) Options (continued)

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly. The change in the fair value of the options upon replacement was in the amount of $71,106.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.79%-0.85%
Expected Dividend Yield	-
Expected Volatility	100% - 103.90%
Expected Term in Years	5 years

The Company recorded total fair value of $7,296,417 as share-based compensation for the six months ended October 31, 2021 (October 31, 2020 - $3,957,487).

7. Related Party Transactions

During the six months ended October 31, 2021, and 2020, the Company has the following related party transactions:

(a) The Company has incurred $622,402 (2020: $276,667) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $180,000 (2020: $70,000) in director fees to the Company's directors.

(c) The Company has paid $300,000 (2020: $150,000) to a company with common directors for rent expenses and administration expenses.

(d) The Company has granted 11,252,500 (2020: 2,460,000) stock options in total to officers and directors of the Company (Note 5e).

(e) As of October 31, 2021, $84,264 (As of April 30, 2021: $526) was payable to directors and officers of the Company.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Page | 17

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the six months ended October 31, 2021
Expressed in Canadian dollars, except for number of shares - unaudited

8. Subsequent Events

Subsequent to October 31, 2021, 15,793 number of options with exercise price of $0.40 were exercised for gross proceeds of $6,317. As a result, Vizsla Copper issued 5,264 common shares and Vizsla Silver compensated Vizsla Copper for $248.

Subsequent to October 31, 2021, 69,265 number of warrants with exercise price of $1.87 were exercised for gross proceeds of $129,526. As a result, Vizsla Copper issued 23,088 common shares and Vizsla Silver compensated Vizsla Copper for $5,070.

Subsequent to October 31, 2021, 23,140 number of warrants with exercise price of $2.40 were exercised for gross proceeds of $55,536. As a result, Vizsla Copper issued 7,713 common shares and Vizsla Silver compensated Vizsla Copper for $2,175.

Subsequent to October 31, 2021, 106,592 number of warrants with exercise price of $2.50 were exercised for gross proceeds of $266,480. As a result, Vizsla Copper issued 35,531 common shares and Vizsla Silver compensated Vizsla Copper for $10,435.

Page | 18